UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Shore Bancshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    825107105
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                                 (CUSIP Number)

                               December 31, 2005**
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|    Rule 13d-1(b)
|X|    Rule 13d-1(c)
|_|    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


** This Amendment No. 1 to Schedule 13G contains disclosure with respect changes in beneficial ownership that occurred during 2005 and also contains disclosure, by footnote, with respect to changes that occurred during 2002.

CUSIP No. 825107105                                            Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Nicholas F. Brady
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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               5    SOLE VOTING POWER

                    285,119 (1)
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           285,119 (1)
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     285,119 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.14% (2)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


Note: (1)   The number of shares beneficially owned as of December 31, 2002 was
            278,719.
      (2)   The percentage of class represented by amount in Row (9) as of
            December 31, 2002 was 5.19%.

                                                               Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

               Shore Bancshares, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               18 E. Dover Street
               Easton, Maryland 21601

Item 2 (a).    Name of Person Filing:

               Nicholas F. Brady

Item 2(b).     Address of Principal Business Office or if none, Residence:

               P.O. Box 1410 Easton, Maryland 21601

Item 2(c).     Citizenship or Place of Organization

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

               825107105

Item 3.        Not Applicable

                                                               Page 4 of 5 Pages

Item 4.        Ownership:

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a)   Amount Beneficially Owned: 285,119 (1)

               Note: (1) The amount beneficially owned as of December 31, 2002 was 278,719.

               (b)   Percent of Class: 5.14% (1)

               Note: (1) The percentage of class beneficially owned as of
                         December 31, 2002 was 5.19%.

               (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 285,119 (1)

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        285,119 (1)

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

                  Note: (1) The number of shares beneficially owned as of
                            December 31, 2002 was 278,719.

Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of Group.

               Not Applicable.

                                                               Page 5 of 5 Pages

Item 9.        Notice of Dissolution of Group.

               Not Applicable

Item 10.       Certifications.

               (a) Not applicable.

               (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated:  March 24, 2006                    /s/ Nicholas F. Brady
                                          --------------------------------------
                                          Nicholas F. Brady